Mail Stop 3561

September 28, 2006

Mr. Michael Weiner, Chief Executive Officer
New Frontier Media, Inc.
7007 Winchester Circle
Suite 200
Boulder, Colorado 80301

> **Re: New Frontier Media, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2006**
> **Filed June 13, 2006**
> **File No. 000-23697**

Dear Mr. Weiner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief